Algonquin Power & Utilities Corp. Announces Closing of Previously Announced Offering of Common Shares Comprised of $633 Million Bought Deal Offering and Concurrent $350 Million Offering to an Institutional Investor
Oakville, ON, July 17, 2020 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC” or the “Company”) today announced that it has closed its previously announced bought deal public offering, including the exercise in full of the underwriters’ over-allotment option (the “Bought Deal”), and concurrent direct registered offering (the “Concurrent Offering” and together with the Bought Deal, the “Offerings”). A total of 57,465,500 common shares of APUC (the “Common Shares”) were sold under the Offerings at a price of $17.10 per Common Share, resulting in gross proceeds to APUC of $983 million.
Under the Bought Deal, 36,995,500 Common Shares were issued and sold by the Corporation for gross proceeds to APUC of $633 million pursuant to an underwriting agreement dated July 10, 2020 among APUC and a syndicate of underwriters, led by Scotiabank and CIBC Capital Markets.
Under the Concurrent Offering, 20,470,000 Common Shares were issued and sold by the Corporation to an institutional investor for gross proceeds to APUC of $350 million. The Common Shares offered in the Concurrent Offering were sold directly to the institutional investor without an underwriter or placement agent.
Net proceeds of the Offerings are expected to be used to partially finance APUC’s previously announced renewable development growth projects and for general corporate purposes.
All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019- A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, "expects", "anticipates" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, statements regarding the expected use of the net proceeds from the Offerings. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Enquiries, please contact:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500